May 18, 2018

Irene Paik

Mary Beth Breslin

Office of Healthcare and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Neon Therapeutics, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Confidentially Submitted on May 3, 2018
CIK No. 0001694187

Dear Ms. Paik:

On behalf of our client, Neon Therapeutics, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential Amendment No. 3 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated May 15, 2018 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter.  The Amended DRS also contains certain additional updates and revisions.  We are also sending, under separate cover, a copy of the Amended DRS (including exhibits) and four marked copies of the Amended DRS showing the changes to the Draft Registration Statement confidentially submitted on May 3, 2018.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted May 3, 2018

Use of Proceeds, page 72

1.              It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of your product candidates through regulatory approval and commercialization. Please revise to make this clear and disclose the sources of other funds needed to reach regulatory approval and commercialization for each product candidate. Refer to Instruction 3 to Item 504 of Regulation S-K.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 73 of the Amended DRS to provide additional disclosure regarding its anticipated use of proceeds.

Business

Our Approaches and Product Candidates, page 94

2.              We note your disclosure on page 95 that you plan to initiate NT-003 and NT-004 in the second half of 2018. Please also disclose whether you have submitted Investigational New Drug (“IND”) applications or its foreign equivalent to conduct these studies.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 126 to disclose that its existing IND for NEO-PV-01 covers both its NT-003 and NT-004 clinical trials.

3.              Please revise the pipeline table to replace the “clinical development” column in the graph with columns representing the clinical trials that will need to be completed prior to regulatory approval for each product candidate. Please also adjust the length of the arrows to reflect more precisely the current stage of development for each product candidate. As one example, we note that the product development pipeline chart suggests that progress in your development of NT-002 is the same as that of NT-003 and NT-004, whereas your narrative disclosure suggests that you have initiated a Phase 1b clinical trial for NT-002 and you have not initiated clinical studies for NT-003 and NT-004. In addition, please remove the T Cell Therapies arrow under NEON/SELECT, as the table should highlight your products in development that are reasonably likely to result in an approved product in the foreseeable future. Research and discovery activities that precede the identification of a product candidate are too remote to be highlighted in the pipeline table.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its pipeline table on pgs. 3, 98 and 109 to include a revised presentation of the clinical trials and to adjust the length of the arrows for NT-002, NT-003 and NT-004. Additionally, the Company respectfully advises the Staff that NT-002, NT-003 and NT-004 are subsequent clinical trials of NEO-PV-01 and not separate product candidates. With respect to the T Cell Therapies arrow under NEON / SELECT, the Company respectfully advises the Staff that it has revised its disclosure in the pipeline table to remove the T Cell Therapies arrow under NEON / SELECT.

NT-002: Phase 1b Clinical Trial of NEO-PV-01 in Metastatic Non-Small Cell Lung Cancer, page 121

4.              Please expand your disclosure regarding the ongoing Phase 1b clinical trial of NEO-PV-01 in combination with pembrolizumab to provide specific details regarding the testing, such as the location(s) of the clinical trials, the scope and design of the study, primary and secondary endpoints, and the expected duration.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pg. 125 to provide specific details regarding the testing, the scope and design of the study, primary and secondary endpoints and the expected duration.

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at 617-570-1971.

Sincerely,

/s/ Arthur McGivern
Arthur McGivern

Enclosures

cc:                                Hugh O’Dowd, Neon Therapeutics, Inc.

Yasir Al-Wakeel, Neon Therapeutics, Inc.

Jolie Siegel, Neon Therapeutics, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

Jesse Nevarez, Goodwin Procter LLP